

January 30, 2009

Mr. Douglas E. Fears
Executive Vice President and Chief Financial Officer
Helmerich & Payne, Inc.
1437 S. Boulder Ave., Suite 1400
Tulsa, Oklahoma 74119-3623

> **Re: Helmerich & Payne, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed November 26, 2008**
> **Schedule 14A**
> **Filed January 26, 2009**
> **File No. 1-04221**

Dear Mr. Fears:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 9A. Controls and Procedures, page 21

1.   We note your disclosure on page 18 regarding certain past payments by one of the Company's subsidiaries in connection with the passage of materials through customs in Latin America. Given these payments, please explain how management was able to conclude that your internal control over financial reporting and your disclosure controls and procedures were effective as of the end of your fiscal year. We may have further comments.

Certifications, exhibits 31.1 and 31.2

2.   Please confirm to us in writing that in future filings, you will revise your certifications to match the exact form set forth in Item 601(b)(31) of Regulation S-K. We note, in both certifications, you referred to yourself as "the Company" instead of as "the registrant."

Schedule 14A filed January 26, 2009

General

3.   Please confirm in writing that you will comply with the following comments relating to your definitive proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

2008 Executive Compensation Components, page 15

Bonus, page 15

4.   Please clarify whether or not the bonus award opportunity percentage ranges provided in the second paragraph under this heading include the 50% increase or decrease that could occur based on the determination of the Human Resources Committee that you have achieved certain operational goals, favorable relative stockholder returns and maintained an established level of safety.

5.   With regard to such 50% increase or decrease, please explain how the Committee assesses that you have achieved a satisfactory level of operational success for your dayrates and utilization. You state that the Committee compared your dayrates and utilization to that of your competitors, but such disclosure does not indicate how such comparison was performed. If there is a target or threshold that must be met in order for the Committee to determine that your dayrates and utilization were "successful" (e.g. simply greater than the average of your competitors or 10% above that of your competitors), please disclose such target. Further, explain how the Committee determines the percentage amount of the increase or decrease. If there are threshold, target and reach targets and specific percentage increases or decreases that correlate, please disclose. Provide a similar explanation for the Committee's assessment of your stockholder returns relative to those of your competitors. Finally, state, if true, that the competitors that the Committee examines are those in your list of peer companies.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Douglas Brown at (202) 551-3265, John Madison at (202) 551-3296, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director